Exhibit 6.1

STOCK PURCHASE ACQUISITON AGREEMENT

And

MERGER AGREEMENT

AND

PROMISSORY NOTE AGREEMENT

Dated: February 6, 2019

Purchaser and Borrower:	Greene Concepts Inc.

(a New York based corporation)

Address:	1865 Herndon Ave Suite K-358

Clovis, CA 93611

Seller and Lender:	BNL Capital LLC

(a Florida based Limited Liability Company)

Address:	1356 Bennett Drive

Longwood, FL 32750

Stock Purchase Acquisition and Merger

BNL Capital LLC, a Florida Limited Liability Company, agrees to sell one hundred percent (100%) of the outstanding shares of Mammoth Ventures Inc (“Mammoth”), a Florida Corporation, to Greene Concepts Inc., a New York Corporation. Such sale of 100% of the outstanding shares of Mammoth Ventures Inc. includes all business assets and liabilities including but not limited to the Mammoth wholly-owned land and production facility including all property and equipment, tradenames, trademarks and other business properties but real and intellectual operated under and referred to as “North Cove Springs Bottling and Beverage Inc. plant” located on an approximately 4.5 acre parcel located at 13195 Highway 221N., Marion, North Carolina 28752. Greene Concepts assumes ALL assets and debts including on the books of Mammoth Ventures in this acquisition.

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Promissory Note

I.	Promise to Pay. For value received, Borrower promises to pay Lender, $1,350,000 and interest at the yearly rate of 4.5% of the unpaid balance as specified below. Borrower and Lender agree that the Lender is holding the note based upon a balance due of $1,350,000 at an annual interest rate of 4.5%. Monthly payments, interest only, for a five-year period shall begin on the first day of the month following the closing and each month thereafter with a balloon payment for any balance remaining at the end of five-years (60-months). An example of the monthly payment based upon a balance of $1,350,000 at 4.5% shall be $5,062.50

II.	Installments.

Monthly Installments. Borrower will pay 60 monthly, interest-only installments of $5,062.50 each and any future adjustments on monthly interest payments would be based and calculated on any principal amount that is paid down. Payment shall be made at Lenders address above.

III.	Date of Installment Payments.

Monthly Installments: Borrower will make an installment payment on the 1th day of each month beginning March 1, 2019.

IV.	Application of Payments. Payments will be interest-only the first 59 months of payment. Minimum milestone payments will be made on the first day of each 12-month period following the date of closing in the amount of $200,000. On the first day of the 60th month, the entire remaining outstanding principal balance will be paid to Lender.

V.	Prepayment. Borrower may prepay all or any part of the principal without penalty.

VI.	Loan Acceleration. If Borrower is more than 30 days late in making any payment, Lender may declare that the entire balance of unpaid principal is due immediately, together with the interest that has accrued.

VII	Stock Bonus. As an incentive for Lender to enter into this loan arrangement, Borrower shall receive compensation in the form of two million (2,000,000) shares of the Greene Concepts Inc. (traded under the symbol INKW) Series A Preferred Stock (Series A Preferred Stock is convertible into the Company’s Common stock at a rate of 100 shares Common for l share of Preferred). Stock shall be issued to Lender within 30 days of receipt of the executed note agreement

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VIII.	Security.

This is a secured note. Borrower agrees that until the principal and interest owed under this promissory note are paid in full, this note will be secured by 100% of the outstanding shares of Mammoth Ventures Inc as well as the Mammoth wholly-owned land and production facility including all property and equipment, tradenames, trademarks and other business properties but real and intellectual operated under and referred to as ’‘North Cove Springs Bottling and Beverage Inc. plant” located on an approximately 4.5 acre parcel located at 13195 Highway 221N., Marion, North Carolina 28752.

It is further acknowledged and agreed that in order to secure payment in accordance with the terms of the Promissory Note, BNL concurrent with the acceptance of this promissory note to Greene Concepts will file a UCC-1 financing statement giving notice of the interest on all property, intellectual property, and tangible assets, including but not limited to, all bottling and beverage machinery and other personal property owned by Mammoth Ventures Inc and North Cove Springs Bottling and Beverage Inc. located at its water plant referenced in the preceding paragraph.

IX.	Collection Costs. If Lender or Borrower prevails in a lawsuit in connection with this note, the prevailing party shall be entitled to their costs and attorneys’ fees in an amount the court finds reasonable.

X.	Notices. All notices must be in writing. A notice may be delivered to Borrower or Lender at the address specified in Section I, above or to a new address Borrower or Lender has designed in writing. A notice may be delivered:

(1)	in person;

(2)	by certified mail; or,

(3)	by overnight courier.

XI	Governing Law. This promissory note will be governed and construed in accordance with the laws of the State of Florida with venue being in Seminole County.

XIL	Severability. If any court determines that any provision of this agreement is invalid or unenforceable, any invalidity or on enforceability will affect only that provision I will not make any other provision of this agreement invalid unenforceable and such provision shall be modified, amended, or limited only to the extent necessary to render it valid and enforceable.

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Dated: February 6, 2019

Borrower: Green Concepts Inc.

By:		dated this 6th day of February, 2019
Lenny Greene, President
Greene Concepts Inc.

Lender: BNL Capital LLC

By:		dated this 6th day of February, 2019
Robert Levit, Managing Member
BNL Capital, LLC

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